UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURIITES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                            ReliaStar Financial Corp.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                        ---------------------------------
                         (Title of Class of Securities)

                                    75952U10
                      ------------------------------------
                                 (CUSIP Number)

                                 B. Scott Burton
                                  Chief Counsel
                      ING America Insurance Holdings, Inc.
                           5780 Powers Ferry Road, NW
                             Atlanta, GA 30327-4823
                                 (770) 980-5637
                      ------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------                                      ---------------------
CUSIP NO. 75952U10              13D               PAGE  2  OF  6  PAGES
-----------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ING Groep N.V.
- ----------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [  ]
                                                                (B) [  ]
- ----------------------------------------------------------------------
 3.  SEC USE ONLY

- ----------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     WC
- ----------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
- ----------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
- ----------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                    0
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              8,873,630 (See Item 4)
    EACH            ----------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ----------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        8,873,630 (See Item 4)
- ----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     8,873,630
- ----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]
- ----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9% (See Item 5)
- ----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC
- ----------------------------------------------------------------------

CUSIP NO. 75952U10           13D                     PAGE  3 OF  6 PAGES
- ----------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     ING America Insurance Holdings, Inc.   52-1222820
- ----------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [  ]
                                                                (B) [  ]
- ----------------------------------------------------------------------
3.   SEC USE ONLY

- ----------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC
- ----------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [  ]
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- ----------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ----------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                    0
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              8,873,630 (See Item 4)
    EACH            ----------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ----------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        8,873,630 (See Item 4)
- ----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,873,630
- ----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [  ]
- ----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9% (See Item 5)
- ----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC
- ----------------------------------------------------------------------

This Amendment No. 1 has been filed for the purpose of amending the disclosure in Item 5 to reflect the share ownership of one of the directors of AIH.



Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The total number of Shares that AIH and ING would beneficially own upon exercise of the Option is 8,873,630, which represents 9.9% of the total outstanding Shares.1 The foregoing calculation is based on the 89,632,632 Shares of the Company outstanding as of April 28, 2000. To the knowledge of the Reporting Persons, except as set forth in this Schedule 13D, none of the Reporting Persons nor any of the persons listed on Exhibit 1, beneficially owns any Shares other than for the account of customers in the normal course of business of ING's broker-dealer, asset management and insurance operations.

(b) The Reporting Persons will share the power to vote and to dispose of all of the Shares and the power to dispose of the Option.

(c) To the best of their knowledge, other than for the account of customers in the normal course of business of ING's broker-dealer, asset management and insurance operations no transactions in the Shares were effected by ING or AIH during the past sixty days.2

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares covered by this Schedule 13D.

(e)  Not applicable.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Identity of executive officers and directors of AIH, the executive officers and members of the Executive and Supervisory Boards of ING and the members of the Management Board of the Trust (incorporated by reference to Exhibit 1 to the original Schedule 13D).

Exhibit 2 Agreement and Plan of Merger, dated as of April 30, 2000, by and among Company, ING, AIH and SHP Acquisition Corp.(incorporated by reference to Exhibit 2 to the original Schedule 13D).


----------
1 ING Barings Furman Selz holds approximately 365,261 (.43%) Shares in a custodial account, two ING Mutual Funds, GCG Trust Total Return Series and GCG Trust Research Series, own 99,000 and 103,000 Shares, respectively, and Lynn Johnson, a director of AIH, owns 564 Shares in a self directed Individual Retirement Account.

2 GCG Trust Total Return Series, an ING Mutual Fund sold 2,000 Shares on May 1, 2000 in the normal course of business.

                               Page 4 of 6 Pages

Exhibit 3 Stock Option Agreement, dated as of April 30, 2000, by and between the Company and AIH (incorporated by reference to the original
            Schedule 13D).

Exhibit 4 Joint Filing Agreement (incorporated by reference to the original Schedule 13D).


                               Page 5 of 6 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ING GROEP N.V.


                                       By: /s/ B. Scott Burton
                                           -----------------------------
                                           AUTHORIZED SIGNATORY

                                       ING AMERICA INSURANCE
                                           HOLDINGS, INC.


                                       By: /s/ B. Scott Burton
                                           -----------------------------
                                            B. Scott Burton
                                            (Senior Vice President,
                                              Chief Counsel and
                                                Assistant Secretary)


Dated:  May 15, 2000



                               Page 6 of 6 Pages